Exhibit 99.6

NICE Recognized as Leading Innovator, Receiving Two Back-to-Back
TMC Awards for Robotic Automation and NICE AIR and Engage Platform

The TMC Labs Innovation Award is presented to NICE for its ground-breaking contribution to the industry

The NICE AIR and Engage Platform is named a 2015 Communications Solution Product of the Year

Ra’anana, Israel, August 27, 2015 – NICE Systems (NASDAQ: NICE) today announced that it is a recipient of two awards from TMC’s CUSTOMER magazine, demonstrating the company’s exceptional innovation.

Innovation in the Back Office

NICE received the 2015 TMC Labs Innovation Award for its Robotic Automation solution, which optimizes back office efficiency and resource allocation. This award honors products that display innovation, unique features, and significant contributions toward improving communications technology. It is granted to companies demonstrating ground-breaking contributions to the industry.

NICE Robotic Automation performs all routine back office processes that require accuracy and speed, but no employee decision-making. With desktop-based clerical tasks fully automated, employees are free to focus on more important activities that demand a human touch. Such automation improves processing accuracy and productivity, while reducing back office operating expenses, in part thanks to a nonstop 24/7 allocation of robotic resources.

Best-of-the-Best with Multi-channel Interaction Recording

NICE also collected a 2015 Communications Solutions Product of the Year Award for the NICE Engage Platform and Advanced Interaction Recorder (AIR). The recipients of this award represent the best-of-the-best products and solutions available on the market today.

NICE Engage and AIR provide the most advanced recording platform in the market, enabling recording consolidation which dramatically reduces the TCO for our customers, improving the recording reliability, and setting the foundation for future advanced real-time applications which will turn every contact center into a real-time engagement center.

“We’re proud to recognize NICE Robotic Automation for demonstrating innovation and a superior quality that has had a positive impact on customer-related technologies,” said Rich Tehrani, CEO of the global integrated media company, TMC. “We also congratulate NICE for being honored with a 2015 Communications Solutions Product of the Year Award. NICE AIR and Engage is truly an innovative platform and is amongst the best solutions that facilitate voice, data and video communications brought to market in the past twelve months.”

Miki Migdal, President of the NICE Enterprise Product Group, said, “We are honored that TMC has recognized both NICE Robotic Automation and the NICE Engage platform among the most innovative solutions on the market. The award is a testament to our commitment to helping companies streamline their operations and thus deliver a perfect experience to their customers.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.